UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Pier 1 Imports, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

720279108
(CUSIP Number)

HEATH FREEMAN
ALDEN GLOBAL CAPITAL LLC
885 Third Avenue, 34th Floor
New York, NY 10022
(212) 888-5500

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 14, 2106
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Alden Global Opportunities Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,913,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,913,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,913,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Alden Global Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,913,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,913,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,913,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP NO. 720279108

1	NAME OF REPORTING PERSON Heath Freeman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,913,500
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,913,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,913,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 720279108

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Since the filing of the initial Schedule 13D, the Reporting Persons have met with Chairman Terry London and certain members of management.  The Reporting Persons expressed to Mr. London at an in-person meeting on September 23, 2016 their strong preference to work collaboratively with the Issuer’s Board of Directors (the “Board”) regarding their desire to be involved in the ongoing CEO search process, as well as the Reporting Persons’ belief that shareholder representation is required on the Board.  On September 27, 2016, Mr. London informed the Reporting Persons that the Board had concluded that the Reporting Persons’ involvement at the Board level was not needed or welcomed at this time and that the Board had adopted a Poison Pill with a 10% ownership limitation.  The Reporting Persons were severely disappointed by the Board’s rejection of their proposed involvement and view the adoption of the Poison Pill as a sign that the current Board members are more interested in protecting their director positions and board fees than working constructively with one of their largest shareholders on ways to meaningfully enhance shareholder value.

On October 14, 2016, the Reporting Persons delivered a letter to Mr. London and the Board to make their serious concerns explicit for the Board, as well as outline their views for fellow shareholders regarding why immediate and meaningful changes are required at the Issuer.  In the letter, the Reporting Persons expressed serious concerns with the Issuer’s deteriorating operating performance, poor capital allocation decisions, and irresponsible executive compensation practices, which have led to a destruction of significant shareholder value under the current Board’s watch. The Reporting Persons also highlighted that the Issuer’s stock price has declined 75% during Mr. London’s tenure as Chairman of the Board and demonstrated the severe misalignment of interests that exists between the Board and shareholders.

In the letter, the Reporting Persons reiterated their desire to work constructively with the Issuer at this critical juncture to reconstitute the Board and assist in the CEO search process.  Specifically, the Reporting Persons requested that the Board immediately appoint Heath Freeman as a director of the Issuer, as well as to appoint additional independent and highly qualified directors recommended by the Reporting Persons. The Reporting Persons urged the Board to acknowledge the Issuer’s recent shortcomings and work with the Reporting Persons to voluntarily reconstitute the Board in this manner.  The Reporting Persons stated that if the Board refuses to engage with them in good faith and in a timely fashion, they will be forced to pursue other avenues to protect the value of their investment, including a consent solicitation seeking the removal and replacement of current Board members. The Reporting Persons hope any such action will ultimately prove unnecessary.  A copy of the letter is attached hereto as exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 720279108

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Letter to the Chairman and Board of Directors, dated October 14, 2016.

CUSIP NO. 720279108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2016

Alden Global Opportunities Master Fund, LP

By:	Alden Global Capital LLC Investment Manager

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

Alden Global Capital LLC

By:	/s/ Heath Freeman
	Name:	Heath Freeman
	Title:	President

/s/ Heath Freeman
Heath Freeman